UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: September 1 2026, London UK

GSK to advance mRNA seasonal flu vaccine candidate to phase III following positive phase II data
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Results showed higher immune responses versus standard and high dose flu vaccines in younger and older adults respectively[1]
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Vaccine candidate designed to target the two primary surface antigens that cause flu viruses to bind and spread
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Phase III trial to start in September 2026

GSK plc (LSE/NYSE: GSK) presented positive phase II data for its mRNA seasonal influenza (flu) vaccine candidate at the OPTIONS XIII Conference for the Control of Influenza. GSK's vaccine candidate showed higher immune responses against all influenza strains tested compared to licensed standard dose and high dose inactivated flu vaccines in younger and older adults respectively, and was generally well tolerated.1 Based on these results, GSK intends to start a phase III efficacy trial in September 2026.

This will be the first phase III trial of an mRNA flu vaccine designed to target both haemagglutinin (HA) and neuraminidase (NA), the primary surface antigens that cause the flu virus to bind and spread.[2] While licensed flu vaccines primarily target HA, GSK's vaccine candidate is specifically designed to also target NA. Growing evidence suggests this could help improve protection, illness severity and transmission.1,[3]

Sanjay Gurunathan, GSK Head of Vaccines and Infectious Diseases Research and Development (R&D), said: "These promising data support the potential to better protect people from flu with a vaccine designed to target both HA and NA. With one billion flu cases worldwide each year and up to 650,000 deaths there is a need for next generation vaccine approaches.[4] This result is a significant advance in our cutting-edge mRNA programme, and we look forward to starting phase III imminently."

In July 2026, the US Food and Drug Administration (FDA) granted the vaccine candidate Fast Track designation for the targeted age indication, reflecting the urgent need to improve flu protection.4

About the Flu-028 phase II trial
Flu-028 is a randomised, observer-blind phase II trial assessing the immunogenicity and safety of mRNA-based multivalent seasonal flu vaccine candidates in 971 adults 18 years of age and older. Adults 18-64 and ≥65 years of age received different dose levels of either FLUm3HA.b-3NA (encoding an optimised B-strain HA), FLUm3HA-3NA (encoding non-optimised B/HA) or licensed age-appropriate comparators. Immunogenicity and reactogenicity/safety data up to day 181 post-vaccination were assessed.1

Previous studies highlighted the gaps in flu vaccination, including the role of NA and the need to improve B-strain HA immunogenicity.[5],[6] In the Flu-028 phase II trial, GSK's FLUm3HA.b-3NA flu vaccines demonstrated robust immune responses to HA and NA from influenza A and B strains in younger and older adults.1 Reactogenicity and safety profiles of the vaccines were acceptable.1 Based on the results, GSK will further investigate the optimised B-strain HA (FLUm3HA.b-3NA) candidate in a phase III efficacy trial.

About GSK's mRNA seasonal flu vaccine candidate
GSK's investigational mRNA seasonal flu vaccine programme is designed to target haemagglutinin (HA) and neuraminidase (NA).1 It is part of GSK's respiratory vaccines research and ongoing work to explore new approaches to seasonal flu prevention. GSK's investigational mRNA seasonal flu vaccine candidate is not approved anywhere in the world.

About seasonal flu
Seasonal flu is a contagious respiratory infection that remains a significant global public health challenge, causing substantial illness every year and placing considerable pressure on healthcare systems.4 Seasonal influenza causes around one billion cases globally each year, including up to 5 million cases of severe illness and up to 650,000 respiratory deaths.4 Those at increased risk include older adults, pregnant women and people with underlying health conditions. Although vaccination remains the cornerstone of flu prevention, a significant burden of disease still exists, reinforcing the need for continued research into approaches that may improve protection.4

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	Joanna Tuplin	+44 (0) 7788 351650	(London)
	James Dodwell	+44 (0) 7881 269066	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Dan Smith	+44 (0) 7823 523885	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2025, and GSK's Q2 Results for 2026.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

References

[1] Oh K-B, et al. A Phase 2 Trial Assessing Immunogenicity and Safety of an mRNA-Based Seasonal Influenza Vaccine Candidate Encoding Hemagglutinin and Neuraminidase. Presented at the Options XIII Conference for the Control of Influenza; August 31, 2026; Washington, DC, USA. Oral presentation OA10.06 (Abstract #522).
[2] Gamblin SJ, Skehel JJ. Influenza Hemagglutinin and Neuraminidase Membrane Glycoproteins. J Biol Chem. 2010;285(37):28403-28409. doi:10.1074/jbc.R110.129809.
[3] Evans K, et al. Advancing Protection against Influenza Through Neuraminidase-Targeted Immunity. Presented at the Options XIII Conference for the Control of Influenza; September 1, 2026; Washington, DC, USA. Oral presentation OA14.01 (Abstract #205).
[4] World Health Organization. Influenza (seasonal). Available at: https://www.who.int/news-room/fact-sheets/detail/influenza-(seasonal). Last accessed: August 2026.
[5] Miller MS, et al. Seasonal influenza vaccines: Variability of immune responses to B lineage viruses. Hum Vaccin Immunother. 2024;20(1):2421096. doi:10.1080/21645515.2024.2421096.
[6] Krammer F, et al. NAction! How Can Neuraminidase-Based Immunity Contribute to Better Influenza Virus Vaccines? mBio. 2018;9(2):e02332-17. doi:10.1128/mBio.02332-17.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: September 01, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc